Exhibit (h.3)
The Payden & Rygel Investment Group
333 South Grand Avenue, 32nd Floor
Los Angeles, California 90071
October 31, 2005
Treasury Plus, Inc.
320 North Central Avenue
Suite 620
Phoenix, Arizona 95012
Ladies and Gentlemen:
     This will confirm that the current investment portfolios of The Payden & Rygel Investment Group for which you provide services pursuant to the Management and Administration Agreement (the “Agreement”) between us, dated January 1, 1996, are as set forth in Attachment 1 to this letter.
     In addition, effective November 1, 2005, the first sentence of the first paragraph of Section 2 of the Agreement, “Fees; Expenses; Expense Reimbursement,” is deleted in its entirety and the following is substituted in its place:
“In consideration of services rendered and expenses assumed pursuant to this Agreement, each of the Funds will pay Administrator on the first business day of each month, or at such time(s) as Administrator shall request and the parties hereto shall agree, a fee computed daily and paid as specified below equal to the lesser of (a) the annual rate of 0.12% of the average daily net assets of each Fund, or (b) such other fee as may from time to time be agreed upon in writing by the Trust Administrator.”
     Please sign this letter below to confirm (a) that the Funds set forth in Attachment 1 hereto are the funds currently

Treasury Plus, Inc.
October 31, 2005

comprising Exhibit A to the Agreement, and (b) your agreement to the amendment to Section 2 of the Agreement.
Very truly yours,
/s/ Edward S. Garlock
Edward S. Garlock
Secretary
AGREED:
Treasury Plus, Inc.

By:	/s/ Edward S. Garlock Edward S. Garlock, Secretary